Debut offering: From $20k to $2.3 million

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Anthony DeSimone, Masterworks <adesimone@investors.masterworks.com>

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Dear Sam,

We've been extremely excited about [our first-ever offering from Alma](#) Thomas, since we're offering it at a potentially great price compared to recent similar sales. Check out this chart of recent similar sale prices. Each painting is unique, but we believe these numbers speak for themselves.


Price Appreciation of Similar Works
$19.6K
12/1996
$37.7K
10/2001
$23.0K
12/2001
$28.7K
9/2003
$144.0K
3/2006
$740.0K
5/2019
$819.0K
3/2020
$2.3M
11/2021
$1.4M
12/2022
$1.6M
5/2024

The set of similar sales comprise paintings by Alma Thomas with the following criteria: Works on canvas created between 1967 and 1970 that measure over 18 inches by 18 inches, excluding circular and monochrome works. Where the price with buyer's premium was not listed, it was calculated based on the auction house's terms and conditions. The data was sourced from publicly available auction records and does not include private sales.

Masterworks Illustration

Those tiny bars all the way on the left represent what Thomas' paintings like ours were fetching 20 years ago. As little as $28.7k!

Now, these paintings go for as much as $2.3 million (2021) —see those huge bars on the right. Overall, similar works have appreciated at an annual rate of 19.5% ('96-'24).

What's that mean? The auction sector has been willing to pay larger sums for these works. Which is potentially great news for us—and for investors.

Check out the painting here and view the offering circular below.

Thanks,

Anthony DeSimone
—

Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281